KIRKLAND LAKE GOLD INTRODUCES AUTOMATIC SHARE PURCHASE PLAN

Toronto, Ontario - June 21, 2021 - Kirkland Lake Gold Ltd. ("Kirkland Lake Gold" or the "Company") (TSX:KL) (NYSE:KL) (ASX:KLA) today announced that it has entered into an automatic share purchase plan (the "ASPP") with its designated broker to facilitate repurchases of Kirkland Lake Gold's common shares (the "Shares") under its previously announced normal course issuer bid ("NCIB"). The ASPP is intended to allow for the purchase of Shares under the NCIB at times when the Company may not ordinarily be permitted to purchase its shares due to regulatory restrictions and self-imposed blackout periods.

Under the current terms of the NCIB previously announced which commenced June 9, 2021, Kirkland Lake Gold can purchase up to 26,694,051 Shares until the expiry of the NCIB on June 8, 2022.

Pursuant to the ASPP, the designated broker may purchase up to 5,000,000 Shares until the expiry of the NCIB on June 8, 2022. Such purchases will be determined by the broker at its sole discretion based on the purchasing parameters set out by the Company in accordance with the rules of the Toronto Stock Exchange (the "TSX"), applicable securities laws and the terms of the ASPP. The ASPP has been pre-cleared by the TSX and shall be implemented effective today, June 21, 2021. The ASPP will terminate on the earlier of the date on which: (i) the NCIB expires; and (ii) the Company terminates the ASPP in accordance with its terms.

Outside of the ASPP, Shares may continue to be purchased under the NCIB based on management's discretion, in compliance with the rules of the TSX and applicable securities laws. All purchases made under the ASPP will be included in the number of Shares available for purchase and cancellation under the NCIB.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a senior gold producer operating in Canada and Australia that is targeting 1,300,000 - 1,400,000 ounces of production in 2021. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.kl.gold.

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and include information regarding the proposed timing associated with the ASPP, the NCIB and the anticipated effects thereof.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland Lake Gold's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the future development and growth potential of the Company's projects; future exploration activities planned at the Canadian and Australian properties; risks relating to equity investments; risks relating to first nations and Aboriginal heritage; the availability of infrastructure, energy and other commodities; nature and climactic conditions; currency exchange rates (such as the Canadian dollar and the Australian dollar versus the United States dollar); risks associated with dilution; labour and employment matters; risks in the event of a potential conflict of interest; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including its annual information form and financial statements and related MD&A for the financial year ended December 31, 2020 and 2019 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director

Phone: +1 416-840-7884, E-mail: tmakuch@kl.gold

Mark Utting, Senior Vice President, Investor Relations
Phone: +1 416-840-7884, E-mail: mutting@kl.gold